Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	2017	2016	2015	2014	2013

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	10,276	9,398	9,066	9,300	8,347
less: gain from investees	407	414	405	428	681

	9,869	8,984	8,661	8,872	7,666

Fixed charges	1,147	1,251	1,255	1,180	1,194

Earnings	11,016	10,253	9,916	10,052	8,860

Fixed charges
Interest expense	1,014	1,123	1,125	1,062	1,081
Estimate of the interest within rental expense	133	128	130	118	113

Fixed charges	1,147	1,251	1,255	1,180	1,194

Preference security dividend requirements(1)	161	166	147	198	274

Fixed charges and preferred dividends	1,308	1,417	1,402	1,378	1,468

Ratio of earnings to fixed charges	9.60	8.18	7.90	8.52	7.42

Ratio of earnings to fixed charges and preferred dividends	8.42	7.22	7.07	7.29	6.03

Including interest on deposits
Earnings
Income from continuing operations before income taxes	10,276	9,398	9,066	9,300	8,347
less: gain from investees	407	414	405	428	681

	9,869	8,984	8,661	8,872	7,666

Fixed charges	9,025	8,044	7,325	7,353	7,591

Earnings	18,894	17,028	15,986	16,225	15,257

Fixed charges
Interest expense	8,892	7,916	7,195	7,235	7,478
Estimate of the interest within rental expense	133	128	130	118	113

Fixed charges	9,025	8,044	7,325	7,353	7,591

Preference security dividend requirements(1)	161	166	147	198	274

Fixed charges and preferred dividends	9,186	8,210	7,472	7,551	7,865

Ratio of earnings to fixed charges	2.09	2.12	2.18	2.21	2.01

Ratio of earnings to fixed charges and preferred dividends	2.06	2.07	2.14	2.15	1.94

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.